Fourth Quarter 2024



USCA All Terrain Fund Performance[1]

Legend:
- USCA All Terrain Fund
- Global Equities
- Global Bonds
- 60/40 Blend

Dear Partners,

The USCA All Terrain Fund ("**All Terrain**") was up 0.96% for the fourth quarter of 2024. Stocks (MSCI World Index) lost -0.07% while bonds (Bloomberg Global Aggregate Bond Index) lost -5.11%. The 60/40 Blend shed -2.09% for the quarter. For the year, All Terrain was up 9.08%, while stocks were up 19.19%, bonds were down -1.70%, and the 60/40 Blend was up 10.46%.

So to recap the quarter in simplest terms: stocks were unchanged, bonds tumbled historically after last quarter's historic rise, and All Terrain made a small amount of hay. Looking under the quarter's hood, leading up to and following the results of the US election, we saw some nasty swings in stocks and bonds, with both losing big in October, gaining in November, and losing again in December.

The "factor" tailwinds we detailed for All Terrain's equity managers in last quarter's letter proved short-lived, reversing completely. Growth stocks (MSCI World Growth Index) resumed their thorough dominance over value stocks (MSCI World Value Index), returning 3.85% vs. -4.06%. For the year, growth returned 26.16% vs. value's 12.26%, notching the fourth year in six that growth outperformed value by double-digits. Large cap stocks (S&P 500) returned 2.41% for the quarter, while small cap stocks (Russell 2000 Index) delivered a meager 0.33%. Similar to the growth vs. value dynamic, large cap stocks bullied their small cap counterparts for the year, stuffing them in a locker yet again, 25.02% to 11.54%. This marks the fourth year in a row and eighth of the last ten where large cap stocks outpaced small cap stocks. Better luck next year small cap and value.

Despite how bleak the above may sound, All Terrain performed very well for the year, delivering nearly half of equity returns while only carrying an estimated net equity exposure of 30%. The fourth quarter – and the year as a whole – provided a case study for the types of environments that All Terrain is built to navigate (as repeat readers are well aware). Our expectations are that over time All Terrain will likely (1) lag but deliver positive returns when stocks go meaningfully up; (2) lead but deliver low or negative returns when stocks go meangingfully down; and (3) deliver positive returns, as uncorrelated strategies tend to often do, when markets move aimlessly.

Zooming out further, in our letters and fact sheets, we regularly refer to the 60/40 Blend as if it's the bogie we hope to hit or exceed over short-, intermediate-, and/or long-term periods. A not-very-well-kept secret is that this explanation falls short of our actual aim. Not only are we attempting to deliver a better risk-adjusted result than the commonly tracked 60/40 – so, put differently, some combination of better return, lower risk, or both – but we are trying to do so in a way that is additive to a portfolio of any makeup. This is ultimately achieved via limiting correlation and down market capture (i.e., the percentage of a move in stocks or bonds that All Terrain

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[1] As of December 31, 2024. Performance shown is net of All Terrain fees and expenses and reflects the reinvestment of dividends and other investment income. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. Current performance may be higher or lower than the performance quoted. Please note that All Terrain commenced operations on July 1, 2015. Global Equities is measured by the MSCI World Index and Global Bonds is measured by the Bloomberg Global Aggregate Bond Index. Please see the strategy, index, and statistic definitions at the end of this report.

Sources: USCA Asset Management LLC and the Portfolio Investments, Bloomberg, and Nasdaq eVestment.

captures when stocks or bonds go down) to stocks and bonds, while maximizing up market capture, all other things equal.

Since January 1990, when data became available for the Bloomberg Global Aggregate Bond Index, to July 2015, when we launched All Terrain, the 60/40 Blend delivered an annualized return of just a bit under 7% with a risk of about 10%, as measured by annualized standard deviation (in the table below, we will refer to this as "60/40 Hist."). We figured if we could deliver 75%-125% of the annual returns of the 60/40 Blend (somewhere in the neighborhood of 5%-10% annualized) on 40-75% of the risk (a standard deviation of 4%-8%), we would reach our goal of delivering better risk-adjusted returns, while moderating correlation and capturing more upside than downside in market returns.

Let's take a quick look at how this going, as we rapidly approach the end of All Terrain's first decade:

	Year to Date		Trailing 3 Years (Annualized)		Trailing 5 Years (Annualized)		Since Inception (Annualized)	
	Return	Risk	Return	Risk	Return	Risk	Return	Risk
ATF	9.08%	3.84%	6.22%	5.08%	8.31%	7.78%	5.30%	6.85%
60/40	10.46%	7.94%	2.31%	13.29%	6.28%	13.05%	6.76%	10.74%
% of 60/40	87%	48%	269%	38%	132%	60%	78%	64%
% of 60/40 Hist.	134%	39%	92%	51%	122%	78%	78%	69%

Note: risk is represented by annualized standard deviation

Returns and risk are on track when comparing All Terrain to both the historical and contemporary, realized results of the 60/40 Blend.

Continuing the exercise, the table to the right shares some insight with respect to return quality, looking specifically to how much of the downside of the 60/40 Blend that All Terrain has captured, as well as the upside and the difference between the two, over the same periods.

	Down Capture	Up Capture	Difference
Year to Date	20%	53%	33%
Trailing 3 Years	24%	43%	19%
Trailing 5 Years	40%	57%	17%
Since Inception	49%	54%	5%



Trailing 3-Year Risk/Return

● ATF ■ Stocks ◆ Bonds ▲ 60/40

We are very pleased with All Terrain's results, as we reflect on how far we have come in the almost 10 years since its launch. After a sub-expectations start, returns have improved dramatically as time has passed on absolute, risk-adjusted, and relative-to-benchmark bases. In fact, over the past three years, All Terrain has delivered 91% of the return of *stocks* with 54% of the risk of *bonds* – this achieved, again, on only ~30% of net exposure to stocks. The graph on the left illustrates the favorable risk/return.

Our focus continues to remain on capturing more upside, less downside, and generating persistent, high-quality returns, not entirely dependent on Mr. Market's mood for a month, quarter, year or decade.

Portfolio Composition & Attribution[2]

	Allocation	ROIC		Gross Attribution	
		QTD	YTD	QTD	YTD
Cash	5.36%	4.46%	11.93%	0.16%	0.51%
In Liquidation	0.00%	0.00%	-56.17%	0.00%	-0.02%
Relative Value	0.00%	0.00%	-2.97%	0.00%	-0.16%
Long/Short Equity - Low Market Exposure	14.70%	0.28%	8.25%	0.04%	1.12%
Multi-Strategy	21.17%	4.64%	13.36%	0.98%	2.13%
Global Macro	9.90%	0.03%	4.34%	0.00%	0.39%
Managed Futures	8.24%	1.17%	3.11%	0.09%	0.25%
Event Driven	10.04%	0.38%	7.39%	0.05%	0.51%
Long/Short Equity - Long Bias	25.05%	0.27%	14.25%	0.08%	4.06%
Long Equity	5.55%	0.04%	27.13%	0.00%	1.52%
	100.00%			1.41%	10.33%

In the turbulent quarter, all strategies returned positive, with multi-strategy managers leading the way. As a reminder, these managers can be described as multi-manager market neutral platforms that exercise extensive risk management. The second best performing strategy for the period was managed futures. Multi-strategy and managed futures were last quarter's biggest losers, so we were glad to see the bounceback, especially in the face of a choppy market environment with plenty of potential landmines. Long-biased long/short equity and long equity managers also delievered an excellent quarter, outperforming stocks generally and dramatically when adjusting for exposures.

For the year, all strategies currently employed achieved positive returns, with some underwhelming (global macro, event driven, and managed futures) and others exceeding expectations (multi-strategy and long only equity). We redeemed in full from event driven and lightened exposure to long-biased long/short equity as of the end of the year, predominantly focusing that exposure into uncorrelated strategies like multi-strategy and long/short equity – low market exposure.

Conclusion

As we have assuredly pounded into dust throughout this letter in one way or another, All Terrain generated considerable alpha for the quarter and year at the portfolio level, which is, of course, what matters, as well as at the level of many of the strategies and individual managers. We do not expect to make any sweeping changes to the portfolio's total composition as we believe All Terrain to be well positioned for the market's inevitable swings, while it is also positioned to continue to benefit (albeit less so on a relative basis) should stocks' meteoric rise resume. We believe All Terrain will continue to play an important part in an investor's total portfolio.

As always, please don't hesitate to contact us if you have questions about All Terrain.

Sincerely,

Philip J. Pilibosian, JD/MBA and Bryan Prihoda, CAIA

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[2] Allocation as of December 1, 2024. "ROIC" or "Return on Investment Capital" and "Gross Attribution" as of December 31, 2024. Performance is shown gross of All Terrain fees and expenses to illustrate the ROIC of and attribution associated with the strategies employed by All Terrain. Please note that All Terrain strategies and allocations are subject to change over time.

Fund Description, Terms & Service Providers

The USCA All Terrain Fund ("All Terrain") seeks long-term risk-adjusted returns that are attractive as compared to those of traditional public equity and fixed income markets. All Terrain pursues its investment objective using a multi-manager, fund-of-funds approach by investing predominantly in non-affiliated collective investment vehicles, including privately-offered investment funds commonly known as "hedge funds", and publicly traded funds, including exchange-traded funds and mutual funds, which utilize one or more investment or trading strategies, including, without limitation, long-only equity and/or fixed income, relative value, event driven, long/short equity and/or fixed income, managed futures, and global macro strategies.

- **Minimum Investment**: $50,000
- **Subscriptions**: Monthly
- **Redemptions/Tenders**: Quarterly, subject to sole discretion of Board
- **Operating Expenses (including management fees)**: Capped at 1.75% per annum, subject to certain exceptions (please see prospectus for complete description of fees & expenses)
- **Eligibility**: Accredited Investors
- **Tax Reporting**: K-1 (note: All Terrain may generate UBTI)
- **Advisor**: USCA Asset Management LLC
- **Administrator**: U.S. Bancorp Fund Services
- **Custodian**: U.S. Bank National Association
- **Legal Counsel**: Thompson Hine LLP

Index & Statistics Definitions

MSCI World Index. The MSCI World Index is a broad global equity benchmark that represents large and mid-cap equity performance across 23 developed markets countries. It covers approximately 85% of the free float-adjusted market capitalization in each country. The index does not offer exposure to emerging markets. Investors cannot invest directly in an index.

MSCI World Growth Index. The MSCI World Growth Index captures large and mid-cap securities exhibiting overall growth style characteristics across 23 Developed Markets (DM) countries. The growth investment style characteristics for index construction are defined using five variables: long-term forward EPS growth rate, short-term forward EPS growth rate, current internal growth rate and long-term historical EPS growth trend and long-term historical sales per share growth trend.

MSCI World Value Index. The MSCI World Value Index captures large and mid-cap securities exhibiting overall value style characteristics across 23 Developed Markets (DM) countries. The value investment style characteristics for index construction are defined using three variables: book value to price, 12-month forward earnings to price and dividend yield.

S&P 500® Index. The S&P 500 is widely regarded as the best single gauge of large-cap U.S. equities. The index includes 500 leading companies and covers approximately 80% of available market capitalization. Created in 1957, the S&P 500 was the first U.S. market-cap-weighted stock market index. Today, it's the basis of many listed and over-the-counter investment instruments. This world-renowned index includes 500 of the top companies in leading industries of the U.S. economy.

Russell 2000® Index. The Russell 2000 Index measures the performance of the small-cap segment of the US equity universe. The Russell 2000 Index is a subset of the Russell 3000® Index which is designed to represent approximately 98% of the investable US equity market. It includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000 is constructed to provide a comprehensive and unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set.

Bloomberg Global Aggregate Bond Index. The Bloomberg Global Aggregate Bond Index is a flagship measure of global investment grade debt from twenty-four local currency markets. This multi-currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and emerging markets issuers. There are four regional aggregate benchmarks that largely comprise the Global Aggregate Index: the US Aggregate (USD300mn), the Pan-European Aggregate, the Asian-Pacific Aggregate, and the Canadian Aggregate Indices. The Global Aggregate Index also includes Eurodollar, Euro-Yen, and 144A Index-eligible securities, and debt from five local currency markets not tracked by the regional aggregate benchmarks (CLP, MXN, ZAR, ILS and TRY). A component of the Multiverse Index, the Global Aggregate Index was created in 2000, with index history backfilled to January 1, 1990. Investors cannot invest directly in an index.

60/40 Blend. The 60/40 Blend represents the performance of a portfolio that consists 60% of the MSCI World Index and 40% of the Bloomberg Global Aggregate Bond Index rebalanced monthly. Investors cannot invest directly in an index.

Rate of Return (ROR). The compound geometric average return that assumes the same rate of return every period to arrive at the equivalent compound growth rate reflected in the actual return data.

Standard Deviation. The standard deviation measures how much investment returns deviate from the mean return assuming a normal distribution.

Up (Down) Capture. Up (Down) Capture measures a return's proportionate relative performance during up (down) markets, where 100% means returning identically and -100% means returning exactly the opposite. A negative down capture indicates positive results.

Strategy Definitions

Relative Value. Relative value strategies attempt to take advantage of relative pricing discrepancies between various instruments, including equities, fixed income, options and futures. Managers may use mathematical, fundamental or technical analysis to determine misvaluations. Securities may be mispriced relative to an underlying security, related securities, groups of securities, or the overall market. Relative value investments may be available only cyclically or not at all. Furthermore, if assumptions used in the research and analysis of relative value investments are incorrect or if the model used to evaluate such investments is flawed, relative value strategies may be unsuccessful.

Managed Futures. Managed futures strategies involve speculative trading in futures, forwards and options thereon. Managers may trade portfolios of instruments in U.S. and non-U.S. markets in an effort to capture passive risk premiums, and attempt to profit from anticipated trends in market prices. These managers generally rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify price trends. They may attempt to structure a diversified portfolio of liquid futures contracts, including, but not limited to, stock index, interest rate, metals, energy and agricultural futures markets. Participation in a market that is either volatile or trendless could produce substantial losses for a fund. Failure to identify trends or to exit a market position after a trend matures could also produce substantial losses for a fund.

Event Driven. Event-driven strategies are designed to profit from changes in the prices of securities of companies facing a major corporate event. The goal of an event-driven strategy is to identify securities, which may include common or preferred stock as well as many types of fixed income, with a favorable risk-reward ratio based on the probability that a particular event will occur. Such events include mergers and acquisitions as well as restructurings, spin-offs and significant litigation (e.g., tobacco or patent litigation).

Global Macro. Global macro strategies typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments. These strategies rely on the use of, among other things, cash and derivative markets, each of which bear their own risks, as well as certain assumptions about global macro-economic trends. There can be no assurance that such macro-economic assumptions will prove to be correct. Global macro managers may employ relative value, event driven, long/short and other strategies or trading approaches. Trading positions are generally held both long and/or short in both U.S. and non-U.S. markets. Global macro strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used.

Long/Short Equity and Fixed Income. Long/short equity/fixed income strategies generally seek to produce returns from investments in the global equity and/or fixed income markets. These strategies are generally focused on absolute returns and the trades implemented in the strategy generally capitalize on the manager's views and outlooks for specific markets, regions, sectors, or securities. While these strategies involve both long and short positions in various equity and/or fixed income securities, the manager's positions will generally reflect a specific view about the direction of a market. Unlike traditional equity or fixed income funds, the directional view relates less to the absolute direction of the market and more toward the specific positions (longs versus shorts) held within a portfolio (nonetheless, a manager may take a directional position that relates to the absolute direction of the market). In addition to making shifts in markets, regions, sectors or securities, managers have the flexibility to shift from a net long to a net short position, but in general will maintain a net long exposure. An exception is for those managers that are classified as short sellers, who maintain a consistent net short exposure in their portfolio, meaning that significantly more capital supports short positions than is invested in long positions (if any is invested in long positions at all). Unlike long positions, which one expects to rise in value, short positions are taken in those securities the portfolio manager anticipates will decrease in value. Long/short equity/fixed income managers may be generalists or may specialize in various areas, including, but not limited to, market sectors, geographies, or a certain segment of the market. There can be no assurance that the valuation assumptions utilized in establishing a long and/or short position in a particular security will prove to be correct or that the strategy will be implemented correctly.

Long Equity and Fixed Income. Similar to long/short equity and/or fixed income described above, managers employing this strategy generally do not engage in short selling or hedging of the market risks associated with their investments, but rather inherent in these strategies is the risk associated with the equity and/or fixed income markets as a whole, in addition to the risks described in "Long/Short Equity and Fixed Income" described above. In certain instances, a manager may raise cash as a means of taking a negative view on the market in an attempt to mitigate a portion of the market risk associated with this strategy.

Multi-Strategy. Multi-strategy funds generally employ some or all of the strategies described above.

The descriptions above reflect the current expectations regarding the strategies that may be used by the funds in which All Terrain is invested. Managers have significant latitude when managing these funds and could make changes to these strategies, or the way they are implemented.

Risk Disclosure Statement

An offer can only be made by the prospectus and only in jurisdictions in which such an offer would be lawful. The prospectus contains important information concerning the investment objective, risk factors, expenses, and other material aspects of All Terrain to carefully consider and must be read carefully before a decision to invest is made. Please contact USCA Asset Management at (713) 366-0500 to obtain a free copy of the prospectus. Any person subscribing for an investment must be able to bear the risks involved and must meet All Terrain's suitability requirements. Some or all alternative investment programs may not be suitable for certain investors. No assurance can be given that All Terrain's investment objectives will be achieved. Among the risks we wish to call to the particular attention of prospective investors are the following:

- All Terrain is a closed-end, non-diversified management investment company.
- **A fund investment is speculative and involves a substantial degree of risk.**
- **Past results are not necessarily indicative of future performance, and performance may be volatile.**
- An investor could lose all or a substantial amount of his or her investment.
- All Terrain is highly illiquid. There is no secondary market for the investors' interest, and none is expected to develop.
- No shareholder has the right to require All Terrain to redeem its shares. Redemptions are available only through quarterly repurchase offers made at the discretion of the Board.
- Fees and expenses will offset All Terrain's trading profits.
- All Terrain will involve a complex tax structure, which an investor should review carefully with its tax advisor before investing.
- All Terrain is not required to provide periodic pricing or valuation information to investors with respect to its individual investments.
- Some of the underlying funds are not subject to the same regulatory requirements as mutual funds.
- A limited portion of the trades executed may take place on foreign markets.
- All Terrain is subject to conflicts of interest.

Please review the "Risk Factors" and "Conflicts of Interest" sections of the prospectus.